Exhibit 99.1

Ascend Acquisition Corp.

435 Devon Park Drive, Building 400

Wayne, Pennsylvania 19087

(610) 519-1336

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON                     , 2008

TO ALL STOCKHOLDERS OF ASCEND ACQUISITION CORP.:

A special meeting of the stockholders of Ascend Acquisition Corp., a Delaware corporation (“Ascend”), will be held at 9:00 a.m., Eastern time, on                     , 2008, at the offices of our general counsel, Graubard Miller, located at The Chrysler Building, 405 Lexington Avenue, 19th Floor, New York, New York 10174.

The stockholders of Ascend Acquisition Corp. are being asked to vote upon proposals by which:

•

The domicile of the public company would be moved from Delaware to Bermuda though a merger of Ascend and Ascend Merger Corp., a Delaware corporation that is wholly owned by ePAK International Limited, a Bermuda exempted company that is wholly owned by Ascend, with all of Ascend’s outstanding securities converting into the securities of ePAK International on a one-for-one basis. We refer to this as the redomestication proposal.

•

An agreement and plan of reorganization, dated as of July 30, 2007, and amended as of January 1, 2008, would be approved by which ePAK International, which we also refer to as Continuing Pubco, would acquire all of the outstanding capital stock of ePAK Resources (S) Pte. Ltd., a Singapore limited company. We refer to this as the acquisition proposal.

•	The authorized common stock of the public company would be increased from 30 million shares to 70 million shares. We refer to this as the capitalization amendment proposal.

•	Continuing Pubco’s 2007 incentive equity plan would be adopted. We refer to this as the 2007 incentive plan proposal.

•	The name of the public company would become “ePAK International Limited.” We refer to this as the name change proposal.

•	The stockholders meeting at which these proposals are to be considered would be adjourned if necessary to obtain the vote required to approve these proposals.

The board of directors has fixed the close of business on                     , 2008 as the record date for which Ascend’s stockholders are entitled to receive notice of, and to vote at, the special meeting. Only the holders of record of Ascend common stock on that date are entitled to have their votes counted at the special meeting. Ascend will not transact any other business at the special meeting, except for business properly brought before the special meeting.

We will not consummate the transactions described in the proposals unless all of the proposals are approved. Accordingly, the approval of each proposal is a condition to the adoption of the other proposals. Approval of the redomestication proposal, capitalization amendment proposal and name change proposal will require the affirmative vote of the holders of a majority of the outstanding shares of Ascend common stock. Approval of the acquisition proposal will require the affirmative vote of the holders of a majority of the shares of Ascend common stock issued in its initial public offering (“Public Shares”), including holders who purchase Public Shares subsequent to the initial public offering, that vote on the matter. Approval of the 2007 incentive plan proposal will require the affirmative vote of holders of a majority of the shares of Ascend’s common stock present in person or by proxy at meeting.

Each holder of public shares has the right to vote against the acquisition proposal and at the same time demand that Ascend convert such stockholder’s public shares into cash equal to a pro rata portion of the funds held in the trust account into which a substantial portion of the net proceeds of Ascend’s IPO was deposited. As of [November 30] 2007, Ascend had approximately $[40,559,503] in the trust account, or $[5.88] per Public Share. These Public Shares will be converted into cash only if the acquisition is consummated. If the holders of 20% or more of Ascend’s public shares (i.e., 1,380,000 shares or more) vote against the acquisition proposal and demand conversion of their public shares, then Ascend will not consummate the redomestication or the acquisition or adopt the 2007 incentive plan. Ascend’s initial stockholders who purchased their shares of common stock prior to its IPO and presently own an aggregate of 1,666,667 shares of common stock, or approximately 19.5% of the outstanding shares of Ascend, have agreed to vote all of their shares on the acquisition proposal as the majority of the voted public shares, and have indicated that they intend to vote “for” all of the other proposals.

Enclosed is a proxy statement/prospectus containing detailed information concerning the acquisition agreement and the proposals. Whether or not you plan to attend the special meeting, we urge you to read this material carefully.

Your vote is important. Whether or not you plan on attending the special meeting, please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the special meeting. If you are a stockholder of record of Ascend common stock as of the record date, you may also cast your vote in person at the special meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the acquisition and redomestication proposals. Only an affirmative vote against the acquisition proposal will permit a stockholder to pursue its conversion rights. A non-vote is not sufficient to permit conversion rights to be exercised.

The board of directors of Ascend unanimously recommends that you vote “FOR” the approval of each of the proposals. A proxy card that is returned without an indication of how to vote on a particular matter will be voted “FOR” on that proposal.

Very truly yours,

Don K. Rice

Chairman of the Board

SEE THE SECTION ENTITLED “RISK FACTORS,” IMMEDIATELY FOLLOWING THE SECTION ENTITLED “SUMMARY,” FOR A DISCUSSION OF VARIOUS FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH THE PROPOSALS.